

April 21, 2014

Via E-mail
Donald R. Fishback
Chief Financial Officer
Moog Inc.
400 Jamison Road
East Aurora, New York 14052-0018

> **Re: Moog Inc.**
> **Form 10-K for Fiscal Year Ended September 28, 2013**
> **Filed November 12, 2013**
> **Response dated April 15, 2014**
> **File No. 1-05129**

Dear Mr. Fishback:

We have reviewed your response letter dated April 15, 2014, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Reviews for Impairment of Goodwill, page 22

1. We note your response to comment 2 in our letter dated April 1, 2014. It remains unclear how you determined that the disclosures you provided on page 23 of your fiscal year 2013 Form 10-K provide investors with an understanding of the risks and uncertainties that could result in a material impairment charge for the remaining Medical Devices reporting unit's goodwill of $85.2 million. As such, we continue to request that you expand your disclosure in future filings to provide a discussion of the uncertainty associated with the specific, key assumptions included in the discounted cash flow method used to estimate the fair value that will allow an investor to understand the risks through the eyes of management, or disclose that there is no material uncertainty associated with the remaining goodwill balance for this reporting unit. If you believe you have provided this disclosure elsewhere in the Form 10-K, please provide us with the specific location of this disclosure and confirm to us that you will provide a cross-reference to this disclosure in future filings. Please refer to Item 303 of

Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Consolidated Results of Operations, page 25

2. We note your response to comment 4 in our letter dated April 1, 2014. While we understand that you have provided investors with insight into management's expectations for 2014, the disclosure does not reference the impact of the restructuring plans to future operating results. As such, it remains unclear how this referenced disclosure addresses the requirements in SAB Topic 5:P.4. As previously requested, please confirm to us that you will provide disclosure of the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings in future filings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. As previously noted, the restructuring plans during fiscal year 2013 negatively impacted earnings before income taxes by 8.5%.

    You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at (202) 551-3236, or in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief